UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Carlos Garcĺa-Moreno Chief Financial Officer carlos.garciamoreno@amovil.com Daniela Lecuona Torras Investor Relations Office daniela.lecuona@americamovil.com

América Móvil’s second quarter of 2021 financial and operating report

Mexico City, July 13th, 2021 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the second quarter of 2021.	2Q21

• We added 4.2 million wireless subscribers in the second quarter, more than 2.0 million were postpaid subscibers. Brazil accounted for 1.1 million postpaid net adds.	4.2M wireless net adds

• On the fixed-line platform we added 128 thousand broadband accesses. All in all, we had net RGU disconnections of 132 thousand accesses.	128k new broadband clients

•   Second quarter revenues, 253 billion pesos, were slightly higher than in the year-earlier quarter in nominal peso terms. At constant exchange rates, service revenue increased 5.3% year-on-year and 1.8% over the quarter.

Service revenues +5.3% YoY at constant Fx

•   Mobile and fixed-line service revenue were up both on an annual basis and sequential basis at constant exchange rates. In the case of mobile, the increases were 7.2% and 2.2%, respectively; in the case of fixed-line, 1.5% and 0.6%, respectively. The expansion of mobile service revenues was driven by prepaid services, up 9.5% and 3.7%, respectively.

Mobile & fixed service revenues were up on an annual & sequential basis

•   EBITDA came in at 84.9 billion pesos, a 2.8% increase in nominal peso terms from the year-earlier quarter. At constant exchange rates it increased 11.9%. However, adjusted for carrier discounts from Tracfone obtained then, EBITDA showed a strong performance, rising 14.6%.

Adjusted EBITDA +15% YoY at constant Fx

•   Our 44.7 billion pesos operating profit was up 9.3% in nominal peso terms. At constant exchange rates, correcting for the carrier discounts referred to above, the annual increase in our operating profit would have been 23.7%.

Operating profit up 9.3% YoY

•   We obtained a comprehensive financing income in the amount of 17.2 billion pesos on the back of foreign exchange gains. It helped bring about a net profit for the quarter of 42.8 billion pesos that more than doubled that of the year-earlier quarter.

Net profit of MxP 43Bn pesos

•   Our operating cash flow allowed us to fund capital expenditures in the amount of 57.4 billion pesos in the six months to June, reduce debt in the amount of 36.9 billion pesos and buy back shares in the amount of 11.0 billion pesos.

CapEx of MxP 57Bn pesos

• We bought back 765.1 million shares, more than any amount repurchased in each of the last six years.

• At the end of June, our net debt stood at 591 billion pesos including 103 billion in capitalized leases; it was equivalent to 1.64 times LTM EBITDA under IAS 17.	Net debt to EBITDA at 1.64x

We will host our conference call to discuss 2Q21 financial and operating results on July 14th at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

América Móvil Fundamentals

	2Q21	2Q20

Earnings per Share (Mex$) (1)	0.65	0.30

Earning per ADR (US$) (2)	0.64	0.25

EBITDA per Share (Mex$) (3)	1.28	1.25

EBITDA per ADR (US$)	1.28	1.07

Net Income (millions of Mex$)	42,816	19,500

Average Shares Outstanding (billion)	66.30	65.97

Shares Outstanding End of Period (billion)	66.10	65.94

(1) Net Income / Average Shares Outstanding

(2) 20 shares per ADR

(3) EBITDA / Average Shares Outstanding

América Móvil’s Subsidiaries as of June 2021

Country	Brand	Business	Equity Participation

Mexico	Telcel	wireless	100.0%

	Telmex	wireline	98.8%

	Sección Amarilla	other	100.0%

	Telvista	other	90.0%

Argentina	Claro	wireless	100.0%

	Telmex	wireline	100.0%

Brazil	Claro	wireless/wireline	99.6%

Chile	Claro	wireless	100.0%

	Telmex	wireline	100.0%

Colombia	Claro	wireless/wireline	99.4%

Costa Rica	Claro	wireless	100.0%

Dominicana	Claro	wireless/wireline	100.0%

Ecuador	Claro	wireless/wireline	100.0%

El Salvador	Claro	wireless/wireline	95.8%

Guatemala	Claro	wireless/wireline	99.3%

Honduras	Claro	wireless/wireline	100.0%

Nicaragua	Claro	wireless/wireline	99.6%

Panama	Claro	wireless/wireline	100.0%

Paraguay	Claro	wireless/wireline	100.0%

Peru	Claro	wireless/wireline	100.0%

Puerto Rico	Claro	wireless/wireline	100.0%

Uruguay	Claro	wireless/wireline	100.0%

USA	Tracfone	wireless	100.0%

Netherlands	KPN	wireless/wireline	20.9%

Austria	Telekom Austria	wireless/wireline	51.0%

The reported figures for Argentina corresponding to the second quarter of 2021 are presented in accordance with a) IAS29 reflecting the effects of the adoption of inflationary accounting that became mandatory after the Argentinean economy was deemed to be hyperinflationary in the third quarter of 2018 and b) IAS21 translated to Mexican pesos using the end-of-period exchange rate.

All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

On May 7th, we informed that a Tribunal from the International Center for Settlement of Investment Disputes (“ICSID”) issued an award in the arbitration proceeding initiated in August 2016 against the Republic of Colombia pursuant to the Free Trade Agreement between Mexico and Colombia. The ICSID Tribunal held that certain measures adopted by Colombia in relation with the concessions terminated in 2013 by Comunicación Celular, S.A. (COMCEL), subsidiary of AMX, did not represent an expropriation of AMX’s investments in COMCEL.

On May 28th we entered into a committed five-year revolving credit facility (RCF) in an amount in euros equivalent to 1.5 billion U.S. dollars, which replaced an older one. Including this one and one entered into at the level of Telekom Austria, we have three committed RCFs in place for a total amount of 5 billion U.S. dollars that are important liquidity buffers for América Móvil. For the first time, we introduced ESG metrics in the facility, which may result in improved terms in its pricing.

Access Lines

We added 4.2 million wireless subscribers in the second quarter including 1.4 million in Brazil, 870 thousand in Argentina, approximately 430 thousand in each of Mexico and Colombia and approximately 300 thousand in each of Peru and Austria. Just over half of the net adds were postpaid with Brazil accounting for 1.1 million postpaid net adds. Our postpaid subscriber base increased 10.7% and our prepaid one 5.6% year-on-year. We ended the quarter just shy of 300 million wireless subscribers.

Postpaid base up 11% YoY

On the fixed-line platform we added 128 thousand broadband accesses. All in all, we disconnected 132 thousand RGUs. At the end of June we had 80.5 million RGUs.	128k new broadband accesses

Wireless Subscribers as of June 2021

	Total(1) (Thousands)

Country	Jun ’21	Mar ’21	Var.%	Jun ’20	Var.%

Argentina, Paraguay and Uruguay	25,541	24,618	3.8%	24,259	5.3%

Austria & CEE	22,325	21,932	1.8%	21,208	5.3%

Brazil	67,772	66,337	2.2%	58,520	15.8%

Central America	15,912	15,569	2.2%	14,541	9.4%

Caribbean	6,713	6,562	2.3%	6,087	10.3%

Chile	6,746	6,581	2.5%	6,793	-0.7%

Colombia	33,844	33,461	1.1%	31,535	7.3%

Ecuador	8,308	8,104	2.5%	7,878	5.5%

Mexico	78,742	78,311	0.5%	75,378	4.5%

Peru	11,501	11,181	2.9%	10,387	10.7%

USA	20,334	20,883	-2.6%	20,918	-2.8%

Total Wireless Lines	297,737	293,538	1.4%	277,503	7.3%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of June 2021

	Total(1) (Thousands)

Country	Jun ’21	Mar ’21	Var.%	Jun ’20	Var.%

Argentina, Paraguay and Uruguay	1,679	1,527	10.0%	1,278	31.4%

Austria & CEE	6,072	6,079	-0.1%	6,105	-0.5%

Brazil	31,926	32,273	-1.1%	33,260	-4.0%

Central America	4,327	4,291	0.8%	4,379	-1.2%

Caribbean	2,615	2,586	1.1%	2,509	4.2%

Chile	1,372	1,376	-0.3%	1,401	-2.1%

Colombia	8,673	8,527	1.7%	7,938	9.3%

Ecuador	493	476	3.6%	454	8.5%

Mexico	21,536	21,739	-0.9%	21,961	-1.9%

Peru	1,855	1,805	2.8%	1,707	8.7%

Total RGUs	80,547	80,680	-0.2%	80,993	-0.6%

(1) Fixed Line, Broadband and Television (Cable & DTH). Central America figures have been adjusted in accordance with the methodology used for all AMX operations.

América Móvil Consolidated Results

As the U.S. economy recovered rapidly, signs of higher inflation towards the latter part of the second quarter created uncertainty and confusion and drove price corrections in some segments of the financial markets. The yield on three-year Treasury notes, for instance, rose 15 basis points—the equivalent of a 50% increase in yield—as the market brought forward the expected path of increases in interest rates by the Fed. In several Latin American countries inflation exceeded expectations and pushed some central banks—notably in Brazil and Mexico—to begin to hike interest rates. Foreign exchange volatility increased throughout Latin America.

At 253 billion pesos, our revenue was slightly higher, 0.4% than in the year-earlier quarter in nominal peso terms, with service revenue declining 4.6% and equipment revenue jumping 34.0% on the face of greater commercial activity. At constant exchange rates, service revenue actually increased 5.3% year-on-year and, importantly, was up 1.8% on a sequential basis. It is to be noted that the second quarter of 2020 was the one in which the effects of the pandemic both in terms of commercial activity and revenue were more deeply felt, so the annual comparison may be somewhat misleading. But the first quarter of 2020 was largely free of the effects of the pandemic and happens to be a good reference: in the first quarter of this year, service revenue had risen 1.2% from the prior year.

Service revenues +5.3% YoY at constant Fx

Nominal peso revenue growth turned out to be significantly lower than that at constant exchange rates due to the fact that in the reference period the Mexican peso appreciated vs. all other currencies in our operations bar none. The value of the Mexican peso rose 16.3% vs. the U.S. dollar, 6.3% vs. the euro; 14.7% vs. the Brazilian real and 12.0% vs. the Colombian peso, appreciating even more vs. the Peruvian sol, 28.6%, and the Argentinean peso, 61.6%. The above means that the revenue of our combined international operations came down in Mexican peso terms, dragging with it the total amount of nominal peso revenue.

2Q21 Service Revenues(1) (%)

Mobile and fixed-line service revenues were up both on an annual basis and on a sequential basis at constant exchange rates. In the case of mobile, the	(1) Includes Fixed-Broadband, Pay-TV and Fixed Voice in double or triple play bundles.	Prepaid revenues up 9.5% YoY and 3.7% QoQ at constant Fx

increases were 7.2% and 2.2% respectively; in the case of fixed-line, 1.5% and 0.6%. The expansion of mobile service revenues was driven by prepaid services, up 9.5% and 3.7% respectively, with postpaid service revenues expanding 4.4% and 0.5%. The high sequential increase in prepaid revenue goes to show the strength of the recovery currently underway in Mexico and the U.S., but also in Central America/Caribbean and Eastern Europe, regions where prepaid services are relatively more important.

On the fixed-line platform both broadband and corporate network services also presented annual and sequential revenue increases: 7.0% and 0.9% for broadband, and 3.9% and 1.1% for corporate networks. PayTV and wireline voice were the only business lines that exhibited declines both on an annual and sequential basis, at -5.3% and -2.3%, and -6.4% and -0.9% respectively.

Broadband & corporate network services presented annual and sequential increases

América Móvil’s Income Statement Millions of Mexican pesos

	2Q21	2Q20	Var.%	Jan-Jun 21	Jan-Jun 20	Var.%

Service Revenues	209,466	219,457	-4.6%	416,575	428,970	-2.9%

Equipment Revenues	41,137	30,699	34.0%	80,352	70,179	14.5%

Total Revenues*	252,507	251,583	0.4%	500,693	501,645	-0.2%

Cost of Service	74,807	77,298	-3.2%	149,999	152,774	-1.8%

Cost of Equipment	41,232	35,341	16.7%	81,737	75,729	7.9%

Selling, General & Administrative Expenses	50,004	55,142	-9.3%	99,434	110,708	-10.2%

Others	1,517	1,154	31.5%	2,920	2,199	32.8%

Total Costs and Expenses	167,560	168,935	-0.8%	334,090	341,410	-2.1%

EBITDA	84,947	82,648	2.8%	166,603	160,236	4.0%

% of Total Revenues	33.6%	32.9%		33.3%	31.9%

Depreciation & Amortization	40,241	41,740	-3.6%	80,750	80,417	0.4%

EBIT	44,706	40,908	9.3%	85,853	79,819	7.6%

% of Total Revenues	17.7%	16.3%		17.1%	15.9%

Net Interest Expense	8,363	8,972	-6.8%	17,105	18,352	-6.8%

Other Financial Expenses	-4,447	1,339	n.m.	6,300	-21,753	129.0%

Foreign Exchange Loss	-21,077	1,371	n.m.	-4,716	94,099	-105.0%

Comprehensive Financing Cost (Income)	-17,161	11,682	-246.9%	18,689	90,698	-79.4%

Income & Deferred Taxes	17,762	8,156	117.8%	20,320	-3,864	n.m.

Net Income before Minority Interest and Equity Participation in Results of Affiliates	44,104	21,070	109.3%	46,845	-7,015	n.m.

Equity Participation in Results of Affiliates	3	-286	100.9%	16	-284	105.7%

Minority Interest	-1,291	-1,284	-0.6%	-2,235	-2,063	-8.3%

Net Income	42,816	19,500	119.6%	44,626	-9,362	n.m.

*Total revenues include Other Revenues.

n.m. Not meaningful.

Selling and marketing expenses were up 9.6% year-on-year and 2.2% quarter-over-quarter at constant exchange rates, with the cost of equipment rising 26.7% and 2.7% respectively. Bad debt provisions, for their part, plummeted 51.2% on an annual basis and -2.0% sequentially. The cost of service increased 7.3% annually principally on account of there having been some carrier discounts applied last year for the benefit of Tracfone. In the absence of these discounts the cost of service would have increased 4.7% year-on-year.

Bad debt was down 51% YoY at constant Fx

Second quarter EBITDA came in at 84.9 billion pesos, a 2.8% increase in nominal peso terms from the year-earlier quarter. At constant exchange rates it increased 11.9%. However, adjusted for the carrier discounts mentioned above, EBITDA had a strong performance, increasing 14.6%. The EBITDA margin was 33.6%, a 0.8 percentage points increase from a year before in spite of the greater commercial activity.

Adjusted EBITDA +15% YoY at constant Fx

Our operating profit increased 9.3% to 44.7 billion pesos. Depreciation and amortization charges held steady at 19% of service revenues, resulting—given the increase in EBITDA—in an operating profit that was up 17.9% at constant exchange rates on an annual basis and 6.2% quarter-over-quarter. Correcting for the carrier discounts referred to above, the annual increase in our operating profit would have been 23.7%.

Adjusted operating profit +24% YoY at constant Fx

Balance Sheet - América Móvil Consolidated Millions of Mexican Pesos

	Jun ‘21	Dec ‘20	Var.%		Jun ‘21	Dec ‘20	Var.%

Current Assets				Current Liabilities

Cash, Marketable Securities & Other Short Term Ivestments	100,140	90,554	10.6%	Short Term Debt*	117,890	148,083	-20.4%

Accounts Receivable	216,088	228,906	-5.6%	Lease-Related Debt	27,683	25,068	10.4%

Other Current Assets	16,991	10,385	63.6%	Accounts Payable	265,329	237,287	11.8%

Inventories	31,699	30,377	4.4%	Other Current Liabilities	94,515	96,872	-2.4%

	364,919	360,223	1.3%		505,418	507,311	-0.4%

Non Current Assets				Non Current Liabilities

Plant & Equipment, gross	1,368,727	1,355,801	1.0%	Long Term Debt	470,360	480,300	-2.1%

-Depreciation	659,395	632,871	4.2%	Lease-Related Debt	75,518	84,259	-10.4%

Plant & Equipment, net	709,332	722,930	-1.9%	Other Liabilities	239,291	238,061	0.5%

Rights of Use	94,481	101,977	-7.4%		785,169	802,620	-2.2%

Investments in Affiliates	1,776	1,830	-2.9%

Deferred Assets

Goodwill (Net)	140,665	143,053	-1.7%

Intangible Assets	128,308	133,457	-3.9%	Shareholder’s Equity	316,493	315,118	0.4%

Deferred Assets	167,599	161,579	3.7%

Total Assets	1,607,080	1,625,048	-1.1%	Total Liabilities and Equity	1,607,080	1,625,048	-1.1%

Includes current portion of Long Term Debt.

We registered a net comprehensive income in the amount of 17.2 billion pesos, as foreign exchange gains, 21.1 billion pesos, and gains in other financial expenses, 4.4 billion pesos, more than offset our net interest expense of 8.4 billion pesos.

Comprehensive financing income of MxP 17Bn

Our net profit totaled 42.8 billion pesos in the second quarter, more than doubling that of the year-earlier quarter on the back of strong EBITDA growth and our net comprehensive financing income. It was equivalent to 65 peso-cents per share or 64 dollar-cents per ADR.

Net profit of MxP 43Bn

In the six months to June our operating cash flow allowed us to fund capital expenditures in the amount of 57.4 billion pesos; reduce net debt in the amount of 36.9 billion pesos and buy back shares in the amount of 11.0 billion pesos. In addition, we reduced by 5.6 billion pesos our labor obligations.

CapEx of MxP 57Bn

Our share buy-backs through June, 765.1 million shares, topped those of each of the last six years.	Largest share buy-backs in six years

At the end of June our net debt stood at 591 billion pesos, including 103 billion in capitalized leases. It was equivalent to 1.64 times LTM EBITDA.	Net debt to EBITDA at 1.64x

Financial Debt of América Móvil* Millions

	Jun -21	Dec -20

Peso - denominated debt (MxP)	64,250	78,383

Bonds(1)	51,450	51,283

Banks and others	12,800	27,100

U.S. Dollar - denominated debt (USD)	9,376	9,351

Bonds	9,351	9,351

Banks and others	25	0

Euro - denominated Debt (EUR)	9,282	9,780

Bonds	9,197	8,100

Commercial Paper	85	1,680

Banks and others	0	0

Sterling - denominated Debt (GBP)	2,200	2,200

Bonds	2,200	2,200

Reais - denominated Debt (BRL)	7,375	8,475

Bonds	7,375	8,475

Banks and others	0	0

Debt denominated in other currencies(2) (MxP)	30,920	32,610

Bonds	6,359	6,590

Banks and others	24,561	26,020

Total Debt (MxP)	588,250	628,383

Cash, Marketable Securities and Short Term Financial Investments (MxP)	100,140	90,554

Net Debt (MxP)	488,110	537,829

* This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.

(1)	Includes the effect of inflation-linked debt.
(2)	Includes Peruvian soles and Chilean pesos.

Mexico

We added 430 thousand wireless subscribers in the second quarter, all of them prepaid, to finish June with 78.7 million subscribers, increasing the activation of new lines partly as a result of more availability of handsets since supply had been very limited. On the fixed-line platform we disconnected 204 thousand accesses, of which 165 thousand were land-lines. We have made significant progress in the modernization of our customer care systems, moving to an omnichannel platform for on-line services.

430k mobile net adds

Revenues rose 19.7% year-on-year to 75.3 billion pesos, as equipment revenues shot up 79.8% and service revenues expanded 7.4%. Quarter-over-quarter, equipment revenues were up 16.2% while service revenues increased 2.2%. On the mobile platform service revenues climbed 11.9% on an annual basis and 3.6% on a sequential basis, driven by prepaid revenues that soared 17.7% and 5.2%, respectively. ARPU increased 7.9% and 3.3% respectively, to reach 157 pesos in the second quarter. The sequential improvements are linked to greater mobility and economic activity.

Service revenues +7.4% YoY and +2.2% QoQ

On the fixed-line platform service revenues declined slightly, -0.4%, on the back of voice revenues that were down 5.3% and broadband revenues that rose 4.1%, with corporate network revenues increasing 1.6%. Streaming plans with Netflix and Disney+, as well as HBO Max have gained significant traction in the market.

Broadband revenues +4.1% YoY

EBITDA jumped 20.6% from the year-earlier quarter to 29.5 billion pesos—having increased 2.4% sequentially. At 39.1%, the EBITDA margin was 0.3 percentage points higher than a year before. As for our operating profit, it totaled 21.7 billion pesos, a 30.5% increase in the year.

EBITDA up 21% YoY and 2.4% QoQ

Telcel has been expanding its coverage throughout the country looking to reach more remote and marginalized areas.

INCOME STATEMENT - Mexico Millions of MxP

	2Q21	2Q20	Var.%	Jan-Jun 21	Jan-Jun 20	Var.%

Total Revenues*	75,291	62,884	19.7%	146,757	136,066	7.9%

Total Service Revenues	55,743	51,920	7.4%	110,261	106,520	3.5%

Total Equipment Revenues	18,579	10,332	79.8%	34,566	28,438	21.5%

Wireless Revenues	55,223	43,095	28.1%	106,561	96,490	10.4%

Service Revenues	36,760	32,854	11.9%	72,239	68,409	5.6%

Equipment Revenues	18,464	10,241	80.3%	34,322	28,081	22.2%

Fixed Line Revenues	19,098	19,158	-0.3%	38,267	38,468	-0.5%

Service Revenues	18,984	19,066	-0.4%	38,022	38,110	-0.2%

Equipment Revenues	115	91	25.5%	244	357	-31.6%

EBITDA	29,450	24,420	20.6%	58,209	52,191	11.5%

% total revenues	39.1%	38.8%		39.7%	38.4%

EBIT	21,727	16,655	30.5%	42,784	36,692	16.6%

%	28.9%	26.5%		29.2%	27.0%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Mexico Operating Data

	2Q21	2Q20	Var.%

Wireless Subscribers (thousands)	78,742	75,378	4.5%

Postpaid	14,556	14,452	0.7%

Prepaid	64,185	60,926	5.3%

MOU	546	537	1.8%

ARPU (MxP)	157	146	7.9%

Churn (%)	3.5%	4.1%	(0.6)

Revenue Generating Units (RGUs) *	21,536	21,961	-1.9%

Fixed Lines	11,582	12,100	-4.3%

Broadband	9,954	9,861	0.9%

* Fixed Line and Broadband.

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

We added 777 thousand prepaid and 93 thousand postpaid wireless subscribers in the second quarter. It was the strongest performance in commercial activities in well over a year, particularly regarding prepaid. We are focused on reducing mobile churn by improving the customer experience, delivering on quality and speed as well as customer care. We are enhancing our digital channels to be closer to our clients.

777k prepaid net adds

On the fixed-line platform we connected 62 thousand broadband accesses, 20 thousand PayTV clients and 59 thousand landlines, for a total of 141 thousand fixed-line RGUs.	We connected 62k broadband clients

In the second quarter, service revenues totaled 29.5 billion Argentinean pesos, with mobile prices remaining unchanged in the second quarter. Prepaid revenues fell 1.9% quarter-over-quarter while postpaid was practically flat.

Mobile prices remained unchanged

Fixed-line service revenue increased 7.1% annually (7.4% sequentially) with broadband revenue up 33.3% and PayTV revenues that expanded 63.3%, mostly on the back of IPTV. We will continue to develop our presence in the corporate and SME segments of the market.

Fixed-line service revenues up 7.1% YoY and 7.4% QoQ

EBITDA came in at 14.2 billion Argentinean pesos, down 3.3% annually in real terms. The margin for the period stood at 39.7%, 1.6 percentage points higher than a year before.	EBITDA margin at 40% of revenues

INCOME STATEMENT - Argentina Millions of Constant ARS of June 2021

	2Q21	2Q20	Var.%	Jan-Jun 21	Jan-Jun 20	Var.%

Total Revenues*	35,820	38,600	-7.2%	72,147	78,503	-8.1%

Total Service Revenues	29,535	33,821	-12.7%	58,874	66,814	-11.9%

Wireless Revenues	31,675	34,468	-8.1%	64,211	70,762	-9.3%

Service Revenues	25,510	30,063	-15.1%	51,103	59,519	-14.1%

Equipment Revenues	6,165	4,405	40.0%	13,108	11,244	16.6%

Fixed Line Revenues	4,025	3,758	7.1%	7,771	7,295	6.5%

EBITDA	14,222	14,700	-3.3%	28,616	29,688	-3.6%

% total revenues	39.7%	38.1%		39.7%	37.8%

EBIT	11,226	11,298	-0.6%	22,414	22,994	-2.5%

%	31.3%	29.3%		31.1%	29.3%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Argentina Operating Data

	2Q21	2Q20	Var.%

Wireless Subscribers (thousands)(1)	22,697	21,564	5.3%

Postpaid	8,642	8,359	3.4%

Prepaid	14,055	13,205	6.4%

MOU	82	95	-14.2%

ARPU (ARP)	378	305	24.2%

Churn (%)	1.2%	1.9%	(0.7)

Revenue Generating Units (RGUs) *	1,362	962	41.6%

* Fixed Line, Broadband and Television.

(1) Hybrid subscribers are now included in our postpaid figures.

Brazil

In the second quarter Claro added 1.4 million wireless subscribers, 1.1 million of them postpaid, ending June with 67.8 million subscribers. Our postpaid base was up 22.9% year-on-year, a more rapid pace than the one shown the prior quarter. As was the case then, Claro kept a positive balance from Mobile Number Portability, porting-in 700 thousand clients in net terms. On the fixed-line platform we disconnected 347 thousand accesses in the quarter, including 148 thousand PayTV clients and 152 thousand land-lines.

1.1M posptaid net adds

Second quarter revenues increased 2.3% from a year before, reaching 9.8 billion reais, with service revenues rising 1.0%. Those from mobile jumped 10.2% and those on the fixed-line platform declined 5.8%. On mobile, postpaid services won the day, climbing 11.2% on an annual basis and 2.2% quarter-over-quarter, with Claro continuing to lead market share growth in the sector. Prepaid services for their part held firm at 6.6% year-on-year revenue growth and 1.0% sequentially.

Postpaid revenues +11% YoY and 2.2% QoQ

On the fixed-line platform PayTV services declined 12.7% and voice revenues 21.0%, with broadband service revenues decelerating to a 4.9% pace from 7.2% the prior quarter. We held on to our leadership position in the ultrabroadband segment.

Leaders in the ultrabroadband segment

EBITDA rose 2.6% from the year-earlier quarter to 3.9 billion reais with the EBITDA margin expanding 0.1 percentage points to 40.1% helped along by reductions in bad debt provisions and other administrative expenses. EBITDA was up 0.3% sequentially.

EBITDA +2.6% YoY

Claro was the first operator to launch 5G network services in Brazil, currently available in 15 cities delivering connection speeds that are 12x faster than conventional 4G. Claro also has the best coverage with 4.5G, reaching nearly 80% of the population.

Claro first operator in Brazil to launch 5G network services

INCOME STATEMENT - Brazil Millions of BrL

	2Q21	2Q20	Var.%	Jan-Jun 21	Jan-Jun 20	Var.%

Total Revenues*	9,755	9,536	2.3%	19,529	19,327	1.0%

Total Service Revenues	9,427	9,333	1.0%	18,907	18,854	0.3%

Wireless Revenues	4,685	4,160	12.6%	9,249	8,502	8.8%

Service Revenues	4,375	3,969	10.2%	8,665	8,051	7.6%

Equipment Revenues	310	191	61.8%	584	451	29.6%

Fixed Line Revenues	5,052	5,364	-5.8%	10,242	10,803	-5.2%

EBITDA	3,916	3,816	2.6%	7,821	7,525	3.9%

% total revenues	40.1%	40.0%		40.0%	38.9%

EBIT	1,383	1,571	-12.0%	2,638	3,000	-12.1%

%	14.2%	16.5%		13.5%	15.5%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Brazil Operating Data

	2Q21	2Q20	Var.%

Wireless Subscribers (thousands)	67,772	58,520	15.8%

Postpaid	39,134	31,852	22.9%

Prepaid	28,638	26,668	7.4%

MOU(1)	160	186	-14.4%

ARPU (BrL)	22	23	-6.1%

Churn (%)	3.2%	4.1%	(1.0)

Revenue Generating Units (RGUs) *	31,926	33,260	-4.0%

*	Fixed Line, Broadband and Television.
(1)	We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Colombia

In a more complicated commercial environment—a new mobile competitor launched their operations in the quarter—Claro maintained a strong position in the market, adding 382 thousand mobile subscribers of which 159 thousand were postpaid subscribers. We gained 75 thousand subscribers in the quarter through the Number-Portability scheme. Claro’s commercial offerings have significantly increased the data allowances per plan, helping the company remain competitive in spite of the more aggressive commercial pressures it faced. Our convergent platform has been key in helping us drive increased data traffic on our network. On the fixed-line platform we gained 146 thousand RGUs in the quarter, including 62 thousand broadband accesses and 34 thousand PayTV clients.

In spite of new competitor, we added 382k wireless subscribers

Revenues were up 14.1% year-on-year to 3.6 trillion Colombian pesos with service revenues expanding 8.9%, partly reflecting the revenue decline a year before; quarter-over-quarter service revenues were practically flat, -0.3%. On the mobile segment, service revenues increased 6.9% on the back of postpaid revenues that expanded 8.1% from the year-earlier quarter.

Mobile service revenues +6.9% YoY

Fixed-line service revenues decelerated somewhat, to 12.2% from 13.7% in the first quarter, mainly reflecting the slowdown in broadband revenue growth, although quarter over quarter they rose 1.7%. PayTV revenues accelerated to a 14.6% pace. We launched our 500 Mbps broadband plan during the quarter, as well as the Claro Vox plan on PayTV, which is compatible with Android TV.

Fixed-line service revenues 12% YoY

Second quarter EBITDA increased 15.6% from the year-earlier quarter to 1.5 trillion Colombian pesos, its best performance in years. It was slightly down, -0.3%, on a sequential basis, with first quarter EBITDA having risen 10.3%—prepandemic—on an annual basis. The EBITDA margin for the period was equivalent to 42.8% of revenues, slightly better than a year before in spite of the much greater commercial activity.

EBITDA +16% YoY

We continue to add capacity to our network anticipating strong demand for data services. Our convergent platform allows us to significantly expand our data capabilities in cost-efficient terms.

INCOME STATEMENT - Colombia Billions of COP

	2Q21	2Q20	Var.%	Jan-Jun 21	Jan-Jun 20	Var.%

Total Revenues*	3,573	3,131	14.1%	7,122	6,361	12.0%

Total Service Revenues	2,785	2,556	8.9%	5,579	5,146	8.4%

Wireless Revenues	2,368	2,114	12.0%	4,734	4,353	8.7%

Service Revenues	1,662	1,555	6.9%	3,352	3,174	5.6%

Equipment Revenues	707	559	26.3%	1,382	1,180	17.2%

Fixed Line Revenues	1,152	1,005	14.6%	2,285	1,980	15.4%

EBITDA	1,529	1,323	15.6%	3,062	2,712	12.9%

%	42.8%	42.2%		43.0%	42.6%

EBIT	910	727	25.1%	1,820	1,542	18.1%

%	25.5%	23.2%		25.6%	24.2%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Colombia Operating Data

	2Q21	2Q20	Var.%

Wireless Subscribers* (thousands)	33,844	31,535	7.3%

Postpaid	8,078	7,422	8.8%

Prepaid	25,765	24,113	6.9%

MOU(1)	294	336	-12.3%

ARPU (COP)	16,545	16,670	-0.7%

Churn (%)	3.9%	4.5%	(0.6)

Revenue Generating Units (RGUs)**	8,673	7,938	9.3%

*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC). **Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Chile

Chile was hardly hit by a second wave of contagion that resulted in a strict lockdown in the second quarter. We gained 128 thousand postpaid and 37 thousand prepaid subscribers in the second quarter, with fixed-line RGUs roughly flat.

128k postpaid net adds

Revenue totaled 194.4 billion Chilean pesos, up 6.6% year-on-year as service revenues expanded 2.3% and equipment revenues shot up 35.0%. Fixed-line revenues had a good performance as demand for connectivity remains strong, with service revenues expanding 7.6% from the year-earlier quarter on the back of PayTV revenues, up 20.0%, with broadband revenues staying flat and voice revenues declining 13.4%. Mobile service revenues were down 1.8% annually, with postpaid revenues declining slightly, -0.5%.

Service revenues up 2.3% YoY

Second quarter EBITDA of 39.4 billion Chilean pesos was up slightly in annual terms, 0.5%, with the EBITDA margin representing 20.3% of revenues.	EBITDA margin at 20% of revenues

In the quarter we acquired from Entel 30MHz of spectrum in the 3.5GHz band.

INCOME STATEMENT - Chile Millions of ChPL

	2Q21	2Q20	Var.%	Jan-Jun 21	Jan-Jun 20	Var.%

Total Revenues*	194,423	182,354	6.6%	394,515	381,703	3.4%

Total Service Revenues	162,097	158,450	2.3%	325,100	324,204	0.3%

Wireless Revenues	119,074	112,377	6.0%	243,699	237,711	2.5%

Service Revenues	86,900	88,536	-1.8%	175,499	180,575	-2.8%

Equipment Revenues	32,174	23,841	35.0%	68,200	57,137	19.4%

Fixed Line Revenues	75,197	69,914	7.6%	149,602	143,629	4.2%

EBITDA	39,395	39,187	0.5%	83,923	82,180	2.1%

% total revenues	20.3%	21.5%		21.3%	21.5%

EBIT	-20,801	-18,445	-12.8%	-29,359	-26,503	-10.8%

%	-10.7%	-10.1%		-7.4%	-6.9%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Chile Operating Data

	2Q21	2Q20	Var.%

Wireless Subscribers (thousands)	6,746	6,793	-0.7%

Postpaid	2,617	2,276	15.0%

Prepaid	4,129	4,517	-8.6%

MOU	179	178	0.5%

ARPU (ChP)	4,553	4,782	-4.8%

Churn (%)	4.8%	6.2%	(1.4)

Revenue Generating Units (RGUs) *	1,372	1,401	-2.1%

* Fixed Line, Broadband and Television.

Ecuador

The economic conditions in Ecuador in the aftermath of the Covid-19 crisis have shifted more clients to prepaid; we gained 204 thousand new subs in the quarter, of which 187 thousand were prepaid subscribers. On the fixed-line platform we picked up 17 thousand RGUs.

187k prepaid net adds

Mobile revenues increased 4.5% annually to 225 million dollars, with prepaid revenues rising 15.4% and postpaid revenues falling 16.4%. Sequentially they declined 1.2% and 2.6% respectively.	Prepaid revenues +15% YoY

As a challenger in the fixed-line segment we increased the pace of fiber roll-out. We ended June with 300 thousand broadband accesses, 21.3% more than a year before. This brought about an increase in broadband revenues of 10.3%. Overall, fixed-line service revenues were up 2.1% year-on-year but, importantly, they shot up 4.8% quarter-over-quarter.

300k new broadband accesses

EBITDA declined 5.3% from the year before to 115 million dollars but relative to the prior quarter it was up 4.7%. The EBITDA margin for the period was equivalent to 45.5% of revenues.	EBITDA down 5.3% YoY

INCOME STATEMENT - Ecuador Millions of Dollars

	2Q21	2Q20	Var.%	Jan-Jun 21	Jan-Jun 20	Var.%

Total Revenues*	252	242	4.2%	506	549	-7.9%

Total Service Revenues	224	234	-4.1%	451	496	-9.0%

Wireless Revenues	225	216	4.5%	453	497	-8.8%

Service Revenues	198	208	-4.8%	400	445	-10.1%

Equipment Revenues	27	7	266.7%	53	51	3.0%

Fixed Line Revenues	27	27	1.2%	52	52	0.0%

EBITDA	115	121	-5.3%	224	250	-10.4%

% total revenues	45.5%	50.0%		44.4%	45.6%

EBIT	60	65	-8.0%	115	139	-16.8%

%	23.8%	26.9%		22.8%	25.2%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Ecuador Operating Data

	2Q21	2Q20	Var.%

Wireless Subscribers (thousands)	8,308	7,878	5.5%

Postpaid	2,048	2,548	-19.6%

Prepaid	6,260	5,329	17.5%

MOU	335	475	-29.5%

ARPU (US$)	8	9	-6.0%

Churn (%)	3.4%	5.4%	(2.0)

Revenue Generating Units (RGUs) *	493	454	8.5%

* Fixed Line, Broadband and Television.

Peru

Peru was amongst the countries with more stringent lockdown measures at the beginning of the pandemic. Even though some areas still have restrictions in terms of mobility and curfews, we had a considerable annual swing in top line as well as sequential improvements in both fixed and mobile platforms. Net wireless subscriber additions came in at 320 thousand—38% more than in the first quarter—of which 234 thousand were postpaid, whereas on the fixed-line platform we obtained 50 thousand RGUS, half of them broadband accesses.

320k wireless net adds

Revenue expanded 43.8% year-on-year to 1.5 billion soles, with service revenues rising 13.7%, up from 7.7% in the prior quarter, and equipment revenues jumping five times. Equipment revenues had their worst quarter ever in 2Q20 and have returned to pre-pandemic levels. We have resumed commercial efforts and launched 5G services in Lima.

Service revenues +14%YoY

Mobile service revenues were 10.4% higher than a year before driven by postpaid revenues that increased 10.6%. Quarter-over-quarter they increased 3.7% and 5.1% respectively. Prepaid revenues increased 9.9% in the period and were flat sequentially. On the fixed-line platform service revenues were booming, up 24.1% on the back of strong demand for connectivity which led to an increase of 41.4% in broadband revenues. PayTV revenues increased 4.6% after four quarters of declines as we improved our IPTV offer.

Postpaid revenues up 11% YoY and 5.1% QoQ

EBITDA increased 47.3% from the year-earlier quarter to 575 million soles; the EBITDA margin was equivalent to 38.5% of revenues, nearly one percentage point more than a year before in spite of the comeback in commercial activity. To note, relative to service revenues, EBITDA shot up 12.1 percentage points from a year before. Compared to the previous quarter EBITDA rose 5.4% in absolute terms and 0.7 percentage points relative to revenues.

EBITDA margin at 39% of revenue

INCOME STATEMENT - Peru Millions of Soles

	2Q21	2Q20	Var.%	Jan-Jun 21	Jan-Jun 20	Var.%

Total Revenues*	1,493	1,038	43.8%	2,936	2,333	25.9%

Total Service Revenues	1,088	957	13.7%	2,134	1,928	10.7%

Wireless Revenues	1,201	806	49.1%	2,368	1,870	26.6%

Service Revenues	804	728	10.4%	1,579	1,472	7.3%

Equipment Revenues	398	78	nm	789	398	98.2%

Fixed Line Revenues	284	229	24.1%	555	456	21.6%

EBITDA	575	391	47.3%	1,121	791	41.8%

% total revenues	38.5%	37.6%		38.2%	33.9%

EBIT	286	128	123.7%	552	268	105.8%

%	19.2%	12.3%		18.8%	11.5%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Peru Operating Data

	2Q21	2Q20	Var.%

Wireless Subscribers (thousands)	11,501	10,387	10.7%

Postpaid	4,659	4,064	14.6%

Prepaid	6,842	6,323	8.2%

MOU	379	385	-1.7%

ARPU (Sol)	24	22	6.2%

Churn (%)	3.9%	5.2%	(1.2)

Revenue Generating Units (RGUs) *	1,855	1,707	8.7%

* Fixed Line, Broadband and Television.

Central America

Although there are still certain mobility restrictions in the Central American countries, very mild in general except for Panama where measures are still restrictive, we were able to add 344 thousand wireless subscribers, of which 321 thousand were prepaids. We gained 36 thousand fixed-line RGUs, including 20 thousand broadband accesses.

321k prepaid net adds

Second quarter revenues, just shy of 600 million dollars, were 12.2% higher than a year before boosted by equipment revenues, up 83.6%. Service revenues increased 6.2% annually and 1.3% on a sequential basis with mobile service revenues rising 2.2%. Prepaid services were the main growth driver with revenue growth of 20.0% year-on-year and 3.7% sequentially. On the fixed-line platform service revenues expanded 1.2% annually and declined 0.4% relative to the first quarter as broadband and PayTV failed to compensate for the reduction in legacy services.

Service revenues up 6.2% YoY and 1.3% QoQ

EBITDA was up 21.3% annually and 6.7% sequentially to 256 million dollars. It was equivalent to 42.7% of revenues, which compares to 39.5% in the second quarter of 2020.	EBITDA up 21% YoY and 6.7% QoQ

INCOME STATEMENT - Central America Millions of Dollars

	2Q21	2Q20	Var.%	Jan-Jun 21	Jan-Jun 20	Var.%

Total Revenues*	599	534	12.2%	1,179	1,116	5.7%

Total Service Revenues	519	489	6.2%	1,032	1,003	2.9%

Wireless Revenues	408	346	17.8%	797	738	7.9%

Service Revenues	338	310	9.0%	669	643	4.1%

Equipment Revenues	69	36	94.3%	127	95	33.6%

Fixed Line Revenues	187	184	1.4%	374	371	0.8%

EBITDA	256	211	21.3%	495	429	15.3%

% total revenues	42.7%	39.5%		42.0%	38.5%

EBIT	115	62	85.2%	215	140	53.8%

%	19.3%	11.7%		18.3%	12.5%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Central America Operating Data

	2Q21	2Q20	Var.%

Wireless Subscribers (thousands)	15,912	14,541	9.4%

Postpaid	2,314	2,459	-5.9%

Prepaid	13,599	12,082	12.6%

MOU(1)	170	179	-4.5%

ARPU (US$)	7	7	1.5%

Churn (%)	5.9%	6.7%	(0.9)

Revenue Generating Units (RGUs) *	4,327	4,379	-1.2%

* Fixed Line, Broadband and Television. Figures have been adjusted in accordance with the methodology used for all AMX operations.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Caribbean

Dominicana continued to improve on the back of its strong competitive position and our ability to cope with client’s needs in what has been a fairly restricted market in terms of sanitary measures. We added 126 thousand new wireless clients in the period, 3% more than in the first quarter and connected 14 thousand new broadband accesses. Service revenues increased 14.8% year-on-year (3.0% sequentially) to 12.9 billion dominican pesos, with mobile service revenues expanding 18.2% (2.5% sequentially). Prepaid service revenues, which had taken a hit in the second quarter of 2020, posted a 26.6% annual increase, and a 2.9% sequential rise. Postpaid service revenues started to pick up: they rose 9.2% and 2.1%, respectively. EBITDA was up 27.8% and 3.2%. The sequential increases across the board in revenue and EBITDA foretell the strength of the economic recovery in the island.

126k wireless net adds in Dominicana

In Puerto Rico commercial activity remained subdued, with few client additions on both the fixed and the mobile platforms. Revenues of 227 million dollars were up 13.5% year-on-year on the back of a 33.4% increase in equipment revenues and an 8.1% rise in service revenues. Mobile service revenues were up 17.2% with fixed-line service revenues declining 2.8% on an annual basis. Sequentially mobile service revenues were up 1.7% and those from the fixed-line platform down 1.2%.

Mobile service revenues +17% YoY and 1.7% QoQ in Puerto Rico

EBITDA totaled 47 million dollars having risen 24.3% annually and 1.8% sequentially. The EBITDA margin, 20.8%, was 1.8 percentage points higher than a year before.	EBITDA up 24% YoY and 1.8% QoQ in Puerto Rico

INCOME STATEMENT - Caribbean Millions of Dollars

	2Q21	2Q20	Var.%	Jan-Jun 21	Jan-Jun 20	Var.%

Total Revenues*	467	405	15.4%	919	840	9.4%

Total Service Revenues	405	362	12.0%	799	750	6.6%

Wireless Revenues	295	241	22.2%	581	505	15.1%

Service Revenues	235	199	18.0%	464	417	11.4%

Equipment Revenues	59	42	42.0%	117	88	32.5%

Fixed Line Revenues	171	165	3.8%	339	339	0.1%

EBITDA	169	133	27.1%	333	274	21.4%

% total revenues	36.3%	32.9%		36.2%	32.6%

EBIT	84	51	65.9%	165	110	50.1%

%	18.0%	12.5%		17.9%	13.1%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Caribbean Operating Data

	2Q21	2Q20	Var.%

Wireless Subscribers (thousands)	6,713	6,087	10.3%

Postpaid	2,112	2,013	4.9%

Prepaid	4,601	4,073	13.0%

MOU(1)	216	232	-6.7%

ARPU (US$)	12	11	9.6%

Churn (%)	2.1%	3.8%	-1.7

Revenue Generating Units (RGUs) *	2,615	2,509	4.2%

*	Fixed Line, Broadband and Television.
(1)	We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

United States

As the vaccination process progressed, many U.S. states eliminated some or all the sanitary measures. This has brought about a surge of confidence and with it, a change in the spending pattern of U.S. consumers. Additionally, contrary to what happened at the peak of the pandemic where wireless subscribers felt more comfortable taking prepaid plans, we are now seeing stronger demand for postpaid which has intensified due to the strong commercial activity and promotions in that segment. These trends, coupled with the limited supply of handsets, resulted in net disconnections of 549 thousand in the quarter, approximately two thirds of which were Safelink clients.

549k net disconnections due to strong demand for postpaid

The strength of the economic recovery under way also manifested itself in the spending by our subscribers, with service revenues climbing 5.3% year-on-year, their best performance in at least a year. They were 4.3% higher than in the preceding quarter.

Service revenues +5.3% YoY

EBITDA of 272 million dollars was down 13%; the annual comparison is affected by an extraordinary credit booked in the second quarter of last year linked to negotiations of carrier discounts, adjusting for which EBITDA would have grown 25.9%. The EBITDA margin was equivalent to 12.9% of revenues.

Adjusted EBITDA up 26% YoY

INCOME STATEMENT - United States Millions of Dollars

	2Q21	2Q20	Var.%	Jan-Jun 21	Jan-Jun 20	Var.%

Total Revenues	2,101	2,087	0.7%	4,163	4,073	2.2%

Service Revenues	1,822	1,729	5.3%	3,569	3,421	4.3%

Equipment Revenues	279	357	-22.0%	594	652	-8.9%

EBITDA	272	313	-13.0%	457	429	6.6%

% total revenues	12.9%	15.0%		11.0%	10.5%

EBIT	264	294	-10.2%	441	392	12.5%

%	12.6%	14.1%		10.6%	9.6%

United States Operating Data

	2Q21	2Q20	Var.%

Wireless Subscribers (thousands)	20,334	20,918	-2.8%

Straight Talk	9,717	9,743	-0.3%

SafeLink	1,656	2,008	-17.5%

Other Brands	8,961	9,167	-2.3%

MOU	663	677	-2.1%

ARPU (US$)	29	28	5.6%

Churn (%)	4.2%	3.3%	0.9

A1 Telekom Austria Group

We finished June with 22.3 million wireless subscribers, 5.3% more than a year before. Postpaid net additions of 355 thousand were fueled by mobile WiFi routers. In the prepaid segment we gained 38 thousand subscribers; we had 14 thousand disconnections in Austria where we are experiencing migrations from prepaid to postpaid. Fixed-line RGUs were roughly flat in the quarter.

355k postpaid net adds

Altogether, revenues increased 6.4% annually, with service revenues up 3.9% (5.0% at constant FX) on the back of service revenue growth in all markets—except for Slovenia that was flat—and equipment revenues that grew 22%.

Service revenues +5.0% YoY at constant Fx

The first quarter still reflected the impact of severe lockdowns across our footprint, but sanitary measures began to be eased in the second quarter which helped bring about a sequential increase of service revenues of 2.2% supported by roaming revenues that picked up as travel restrictions eased.

Sequential increase of service revenues, +2.2% YoY

On the mobile front, on a group level service revenues increased 4.5% over the year and 2.6% sequentially. We had strong growth in Austria, Bulgaria, Croatia and Serbia driven by mobile WiFi. Fixed-line service revenues were up 3.3%—1.7% sequentially—with growth in all segments, especially Austria and Bulgaria as demand for connectivity and solutions remained strong.

Mobile service revenues +4.5% YoY

EBITDA reached 428 million euros and was up 9.6% over the year; before restructuring charges it rose 8.1%—9.5% at constant exchange rates. On a sequential basis, EBITDA was up 7.4% with Austria expanding 8.8%. The EBITDA margin stood at 36.7% of revenues, 1.1 percentage points higher than a year before.

Adjusted EBITDA 9.5% YoY at constant Fx

Telekom Austria group has been a top performer in revenue and EBITDA growth within the European telecom sector during the last three years.

INCOME STATEMENT (In accordance with IFRS 16) - A1 Telekom Austria Group

Millions of Euros

	2Q21	2Q20	Var.%	Jan-Jun 21	Jan-Jun 20	Var.%

Total Revenues	1,166	1,096	6.4%	2,301	2,222	3.6%

Total service revenues	976	939	3.9%	1,932	1,889	2.3%

Wireless service revenues	532	510	4.5%	1,051	1,030	2.0%

Fixed-line service revenues	444	430	3.3%	881	859	2.6%

Equipment revenues	167	137	22.0%	329	295	11.6%

Other operating income	23	19	15.9%	40	38	7.1%

EBITDA	428	390	9.6%	826	771	7.2%

% total revenues	36.7%	35.6%		35.9%	34.7%

Adjusted EBITDA(1)	449	415	8.1%	868	812	6.9%

% total revenues	38.5%	37.9%		37.7%	36.5%

EBIT	187	152	23.6%	351	299	17.3%

% total revenues	16.1%	13.8%		15.2%	13.5%

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(1) Does not include restructuring charges in Austria.

A1 Telekom Austria Group Operating Data

	2Q21	2Q20	Var.%

Wireless Subscribers (thousands)	22,325	21,208	5.3%

Postpaid	18,368	17,195	6.8%

Prepaid	3,956	4,013	-1.4%

MOU(1)	429	440	-2.6%

ARPU (Euros)	8	8	0.0%

Churn (%)	1.2%	1.4%	(0.2)

Revenue Generating Units (RGUs)*	6,072	6,105	-0.5%

*Fixed Line, Broadband and Television. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Exchange Rates Local Currency Units per MxP

	2Q21	2Q20	Var.%	Jan-Jun 21	Jan-Jun 20	Var.%

Euro

End of Period	0.0426	0.0388	9.9%	0.0426	0.0388	9.9%

Average	0.0414	0.0389	6.5%	0.0411	0.0420	-2.1%

U.S.

End of Period	0.0505	0.0435	16.0%	0.0505	0.0435	16.0%

Average	0.0499	0.0428	16.5%	0.0496	0.0463	7.0%

Brazilean Real

End of Period	0.2526	0.2384	6.0%	0.2526	0.2384	6.0%

Average	0.2645	0.2302	14.9%	0.2669	0.2275	17.3%

Argentinean Peso

End of Period	4.8337	3.0673	57.6%	4.8337	3.0673	57.6%

Average	4.6912	2.8962	62.0%	4.5250	2.9908	51.3%

Chilean Peso

End of Period	36.7505	35.7500	2.8%	36.7505	35.7500	2.8%

Average	35.7278	35.2478	1.4%	35.6841	37.6392	-5.2%

Colombian Peso

End of Period	189.7049	163.6336	15.9%	189.7049	163.6336	15.9%

Average	184.1971	164.7386	11.8%	179.5143	170.8649	5.1%

Guatemalan Quetzal

End of Period	0.3911	0.3352	16.7%	0.3911	0.3352	16.7%

Average	0.3853	0.3297	16.9%	0.3835	0.3560	7.7%

Peruvian Sol

End of Period	0.1952	0.1541	26.6%	0.1952	0.1541	26.6%

Average	0.1895	0.1469	29.0%	0.1849	0.1582	16.8%

Dominican Republic Peso

End of Period	2.8890	2.5484	13.4%	2.8890	2.5484	13.4%

Average	2.8519	2.4555	16.1%	2.8536	2.5763	10.8%

Exchange Rates Local Currency Units per USD

	2Q21	2Q20	Var.%	Jan-Jun 21	Jan-Jun 20	Var.%

Euro

End of Period	0.8433	0.8902	-5.3%	0.8433	0.8902	-5.3%

Average	0.8301	0.9082	-8.6%	0.8298	0.9075	-8.6%

Mexican Peso

End of Period	19.8027	22.9715	-13.8%	19.8027	22.9715	-13.8%

Average	20.0438	23.3567	-14.2%	20.1751	21.5954	-6.6%

Brazilean Real

End of Period	5.0022	5.4760	-8.7%	5.0022	5.4760	-8.7%

Average	5.3008	5.3759	-1.4%	5.3842	4.9135	9.6%

Argentinean Peso

End of Period	95.7200	70.4600	35.9%	95.7200	70.4600	35.9%

Average	94.0292	67.6456	39.0%	91.2931	64.5869	41.3%

Chilean Peso

End of Period	727.7600	821.2300	-11.4%	727.7600	821.2300	-11.4%

Average	716.1197	823.2708	-13.0%	719.9293	812.8329	-11.4%

Colombian Peso

End of Period	3,756.6700	3,758.9100	-0.1%	3,756.6700	3,758.9100	-0.1%

Average	3,692.0052	3,847.7428	-4.0%	3,621.7134	3,689.8891	-1.8%

Guatemalan Quetzal

End of Period	7.7440	7.7003	0.6%	7.7440	7.7003	0.6%

Average	7.7233	7.7011	0.3%	7.7376	7.6890	0.6%

Peruvian Sol

End of Period	3.8660	3.5410	9.2%	3.8660	3.5410	9.2%

Average	3.7980	3.4314	10.7%	3.7298	3.4174	9.1%

Dominican Republic Peso

End of Period	57.2100	58.5400	-2.3%	57.2100	58.5400	-2.3%

Average	57.1628	57.3524	-0.3%	57.5708	55.6356	3.5%

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscriber base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS	Short Message Service.

SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2021	AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Carlos José García Moreno Elizondo
	Name:	Carlos José García Moreno Elizondo
	Title:	Chief Financial Officer